Delisting Determination,The Nasdaq Stock Market, LLC,
December 20, 2010, RINO International Corporation. The Nasdaq Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of RINO International Corporation (the Company), effective at the opening of the trading session on December 30, 2010. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5101, 5250(a)(1), and 5250(c)(1).
The Company was notified of the Staffs determination on November 29, 2010. The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on December 8, 2010.